

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Via E- Mail
Sergey Gandin
President and Director
Arma Services, Inc.
7260 W. Azure Drive, Suite 140-928
Las Vegas, NV 89130

> **Re: Arma Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 2, 2015**
> **File No. 333-202398**

Dear Mr. Gandin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:
   - You state in your disclosure that you are a development stage company;
   - Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;
   - Since formation, you have not generated any revenues;
   - You are issuing penny stock; and
   - You have received a going concern opinion from your independent public accountant.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Arma Services, Inc. is not a blank check company, why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company, have no plans or intentions to engage in a business combination following this offering, and that the proceeds will be immediately available to the company.

2.   Please advise us of all registration statements of companies for which your sole Director and CEO or your Corporate Secretary may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole Director and CEO and your Corporate Secretary and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3.   We note that your counsel, Diane J. Harrison, has been involved in the initial filings of several development stage and shell companies. Please provide us with an analysis regarding why Ms. Harrison should not be considered a promoter as that term is defined under Rule 405 of Regulation C under the Securities Act.

4.   Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Prospectus Summary, page 2

General Information About Our Company, page 2

5.   Please revise your disclosure to include a telephone number for your principal executive office. See Item 503(b) of Regulation S-K.

Risk Factors, page 4

6.   Please include a risk factor addressing the difficulty in pursuing lawsuits and enforcing judgments against your management due to their presence outside the United States.

7.   Please include a risk factor addressing the risks associated with your management's inexperience running a public reporting company.

8.   Risk factor four on page 4 appears to be the same as the risk factor entitled " We are selling this offering without an underwriter…" Please revise.

<u>We are a development stage company and have commenced. . ., page 5</u>

9.   Please revise your disclosure regarding date of inception to reflect the correct date.

<u>Complication in the procedure of visa obtainment, page 5</u>

10.   Please revise this risk factor to adequately describe the risk and explain how the risk
        affects your business. See Item 503(b) of Regulation S-K.

<u>The current economic environment may lead to a smaller. . ., page 5</u>

11.   This risk factor appears generic. Please revise this risk factor to adequately describe the
        risk and explain how the risk affects your business. <u>See</u> Item 503(b) of Regulation S-K.

<u>Natural Disasters, page 5</u>

12.   This risk factor appears generic. Please revise this risk factor to adequately describe the
        risk and explain how the risk affects your business. <u>See</u> Item 503(b) of Regulation S-K.

<u>Due to the lack of a trading market for our securities . . ., page 8</u>

13.   Please tell us the nature of the relationship between you and Dine Corp.

<u>Our Director will continue to exercise significant control over our operations. . ., page 8</u>

14.   Please reconcile your disclosure that management will own 50% of your common stock
        with your disclosure on page 32 that management will own 28.11% of your common
        stock following this offering.

<u>Use of Proceeds, page 11</u>

15.   Please disclose whether you will pay compensation from the proceeds of this offering.

16.   Please tell us the basis for your disclosure that legal expenditures will increase based on
        the success of the offering.

17.   We note your disclosure regarding expenditures for staff salaries. Please reconcile this
        disclosure with your disclosure on page 21 that you have one employee and your
        disclosure on page 30 that you have not paid your officer and director any cash
        compensation and have no plans to pay him any cash compensation.

Dilution of the Price You Pay For Your Shares, page 12

18.   Please revise your calculation of net tangible book value after the offering to deduct the $11,037 of offering expenses and adjust your dilution calculations accordingly.

Plan of Distribution, page 13

19.   Please revise your disclosure to describe in more detail how Mr. Gandin plans to sell the shares. For instance, will he solicit investors through direct mailings and/or through personal contact and will sales material be utilized? See Item 508 of Regulation S-K.

Selling Stockholder, page 15

20.   Please correct your reference to the percentages being based on 4.000.000 shares of common stock.

21.   We note your table includes references to footnotes that are not included in your registration statement. Please revise.

Description of Business, page 16

22.   We note the references to an external websites. Please see our Use of Electronic Media, Interpretive Release No. 33–7856 April 28, 2000 for further guidance regarding the use of hyperlinks in your prospectus and disclose whether you are incorporating any of this information by reference.

23.   Please substantially revise to fully explain your contract with Proekta LLC. Please tell us the purpose of this arrangement as it relates to your business. For instance, it is not clear what Proekta's business is or that Proekta is a related party. We may have additional comments.

Business Plan, page 17

24.   Please revise your prospectus to remove any suggestion that you have current operations rather than merely a business plan.

Our Customers, page 19

25.   Please tell us the basis for your statement that the fields with the greatest needs of your services are pharmaceuticals, automobile manufacturing, IT-companies, the oil and gas industry, distribution companies and retailers.

Competition, page 19

26. Please revise your disclosure to discuss the competitive conditions in your business, including an estimate of the number of competitors and the principal methods of competition (e.g. price, service, warranty). Please place your generalized disclosure in context of your stage of development versus that of potential competitors.

Need For Any Government Approval of Principal Products, page 20

27. We note your disclosure that your products will meet Russian regulations. Please tell us what products you plan to offer.

28. Please revise your disclosure to include a discussion of the approval needed under Russian regulations and the status of your approval within the Russian approval process. See Item 101(h)(4)(viii) of Regulation S-K.

Employees And Employment Agreements, page 21

29. We note your disclosure that you currently have one employee. Please reconcile such disclosure with your disclosure on pages 29 and 30 regarding your corporate secretary, Ruslan Mishin.

Offering Requirements, page 22

30. This disclosure does not appear relevant to you. Please revise.

Notes to Audited Financial Statements, page F-6

Note 5 – Related Party Transactions, page F-10

31. Please file as an exhibit with your next amendment to this registration statement a copy of the agreement evidencing the loan between your sole director and the company. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. Please do the same with any agreements for future funding from related parties. Please see Regulation S-K C&DI 146.04, available on our website.

Management's Discussion and Analysis, page 27

32. Please revise to include a liquidity discussion to clearly state your current cash resources are not sufficient to fund your operating needs over the next twelve months, if true and to quantify the extent to which you are currently using funds in your operations on a monthly basis. Revise to disclose whether your management has committed to provide loans post-offering.

Plan of Operation, page 27

33.   Please significantly revise the Plan of Operation section to describe with specificity your
        plan of operation for the next twelve months. Provide detail regarding your plan of
        operation, including detailed milestones to your business plan, taking the company to the
        point of generating first revenues, the anticipated time frame for beginning and
        completing each milestone, the estimated expenses associated with each milestone and
        the expected sources of funding. Your response will likely impact the Business section
        discussion. We may have further comment.

34.   Additionally, please clarify the approximate amount of proceeds from this best efforts
        offering that will be sufficient to accomplish your plan of operations. Currently, it is unclear
        what level of proceeds and revenue are necessary to avoid the need to raise additional funds.
        You disclose here that you need to sell 100% of the shares but on page 7 you state that you
        need to sell at least 25%.

35.   Please tell us why your legal and accounting fees are estimated to rise based on the
        success of the offering.

Directors, Executive Officers, Promoters and Control Persons, page 28

Background Information About Our Officer and Director, page 29

36.   Please revise your disclosure to describe the roles and responsibilities undertaken by Mr.
        Gandin and Mr. Mishin in their previous jobs. See Item 401(e) of Regulation S-K.

Executive Compensation, page 30

37.   We note that your disclosure refers to one person. Please reconcile such disclosure with
        your disclosure regarding Mr. Mishin's service as Secretary of the company.

38.   Please reconcile your disclosure here that you may approve payment of salaries for
        officers and directors, but currently, no such plans have been approved with the
        compensation provisions of the Company Services Agreement filed as Exhibit 10.2.

Employment Agreements, page 32

39.   We note your disclosure that you are currently working on an employment agreement
        with Mr. Gandin. Please tell us whether you are working on an employment agreement
        with Mr. Mishin as well.

Future Sales by Existing Stockholders, page 33

40.   Please note that the Rule 144 safe harbor is not available for the resale of securities
        initially issued by a shell company. Please revise your disclosure accordingly

Available Information, page 34

41.   Please correct the address of the Commission to reflect the public reference section's location at 100 F Street NE, Washington, D.C. 20549. See Item 12(b)(2)(ii) of Form S-1.

Part II – Information Not Required in Prospectus, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

42.   Please indicate the portion of the expenses to be borne by the selling stockholder. See Item 511 of Regulation S-K.

Exhibits

43.   Please file a copy of the subscription agreement that will be utilized for this offering. See Item 601(b)(10) of Regulation S-K.

Undertakings, page II-2

44.   Please provide only the undertakings applicable to your offering. See Item 512 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do (Staff Accountant) at 202-551-3743 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-Mail
       Diane J. Harrison, Esq.
       Harrison Law, P.A.